Of counsel PEARLMAN & PEARLMAN LLC CHARLES B. PEARLMAN BRIAN A. PEARLMAN

February 9, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn: Sonia Bednarowski

Re:

H&H Imports Inc.

Registration Statement on Form S-1 / Filed November 23, 2010

File No. 333-170778

Form 8-K / Filed June 4, 2010

Form 10-K for Fiscal Year Ended February 28, 2010 / Filed May 24, 2010

File No. 000-53539

Dear Sirs:

On behalf of H&H Imports Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 20, 2010. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

Registration Statement on Form S-1

General

Comment 1.

We note that it has been more than nine months since you last amended your Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 15, 2009. Please note that all comments on your Post-Effective Amendment to Registration Statement on Form S-1 will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-1.

United States Securities and Exchange Commission

February 9, 2011

Response:

Respectfully, the Company notes that its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 15, 2009, contains a request to withdraw such registration statement. However, please advise if such form lacks appropriate disclosure or if the withdrawal of such registration statement should have been made on a different form.

Registration Statement Cover Page

Comment 2.

Please use the registration cover page included in Form S-l and check the box for an offering on a delayed or continuous basis pursuant to Rule 415 or advise.

Response:

The registration statement cover page has been revised as requested.

Calculation of Registration Fee

Comment 3.

Please reconcile footnote 1 in the third column, which states that the maximum offering price has been estimated pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average bid and asked price of your common stock on November 16, 2010 for each class of securities to be registered, with footnote 2 in the third, fourth and fifth rows, which states that the proposed maximum offering price was estimated pursuant to Rule 457(g) of the Securities Act of 1933.

Response:

Footnote 1 has been reconciled and moved to the appropriate column and row.

Prospectus Summary, page 1

Business Overview, page 1

Comment 4.

Please revise to briefly disclose the principal products, if any, that you currently sell and clarify that you do not manufacture any of your products.

Response:

Disclosure has been made on page 1 and throughout the registration statement that the Company currently does not have any principal products and does not manufacture any of its products.

United States Securities and Exchange Commission

February 9, 2011

Comment 5.

Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. Also disclose that you have accumulated a deficit of $3,325,565 for the six months ended September 30, 2010. This snapshot will help investors evaluate the disclosure as they read the filing.

Response:

A paragraph has been added under “Business Overview” to disclose revenues, assets, losses and accumulated deficit.

Comment 6.

We note your disclosure on page 8 that your independent auditor’s report expresses substantial doubt in your ability to continue as a going concern. To the extent that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, please disclose it here.

Response:

The report of the Company’s independent registered public accounting firm for the period ending March 31, 2010 did not include an explanatory paragraph indicating substantial doubt about its ability to continue as a going concern. Accordingly, the risk factor disclosed on page 8 has been modified to remove the reference to the independent registered public accounting firm’s report. This reference has also been removed from Note 2 in the Notes to Consolidated Financial Statements for the six months ended September 30, 2010. Please see response to staff’s comment number 47.

Comment 7.

Please revise to define the term “turnkey solution” on page 1.

Response:

The term “turnkey solution” has been deleted and the information has been revised to clarify the Company’s business.

Direct Response Marketing, page 1

Comment 8.

Please remove your statement on page 1 that your management estimates the future prospects for growth in the direct response marketing industry is “favorable” as this is a subjective statement and cannot be measured.

Response:

The statement on page 1 relating to “favorable” prospects for growth has been deleted.

United States Securities and Exchange Commission

February 9, 2011

Summary of the Offering, page 3

Comment 9.

In the Use of Proceeds section on page 3, please disclose the proceeds you may receive if all of the warrants are exercised. If applicable, please also provide a breakdown of the proceeds you intend to use for each item referenced here, such as sales and marketing expenditures. Please also revise the Use of Proceeds section accordingly.

Response:

Page 3 has been revised to disclose proceeds the Company could potentially receive in the event all the warrants outstanding are exercised (without employing the cashless exercise feature contained in the warrants). Disclosure has also been added to expand the potential Use of Proceeds. Due to the Company’s limited operating history and uncertainty of the exercise of the warrants, the Company is unable to provide a breakdown of the proceeds it intends to use for each item.

Terms of the Offering with the Selling Security Holders, page 4

Comment 10.

Please revise this section for clarity to explain how the “warrants” issued under the 2010 Private Placement are different from the “underlying Series A, Series B and Series C warrants.” Also define terms in the first instance that they are used, such as “Warrant.”

Response:

The section has been revised to clarify the differences between the warrants.

Risk Factors, page 8

Comment 11.

Revise to include a risk factor to discuss the attendant risks of having defaulted on the l2% Senior Working Capital Notes at March 31, 2010.

Response:

As reflected in the registration statement, all of the 12% Senior Working Capital Notes have been converted pursuant to their terms into shares of common stock of the Company. As such, the Company believes that there is no risk associated with the previous default. None of the note holders provided written notification of default and all such note holders have received their shares of common stock pursuant to the automatic conversion provision of the Notes.

Comment 12.

Revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have an your ability to operate your business and obtain financing.

United States Securities and Exchange Commission

February 9, 2011

Response:

A risk factor has been inserted on page 8 of the registration statement. See “Uncertain general economic conditions in the United States could adversely affect us.”

We may not be successful in finding or developing and marketing new products, page 9

Comment 13.

Please revise to clarify what you mean by “the competition for our services is intense.” Alternatively, remove.

Response:

The statement “the competition for our services in intense” has been removed.

Our financial performance is dependent, page 10

Comment 14.

We note the disclosure that the majority of the products that you develop may fail to generate sufficient revenues. Please revise to clarify here, the Summary and the Business sections that you do not produce and manufacture your products.

Response:

The risk factor has been revised to clarify that the Company does not produce or manufacture its products. Furthermore, reference has been added throughout the prospectus that the Company does not produce or manufacture its products.

The exercise of the warrants and options could negatively affect the market price, page 13

Comment 15.

Revise to disclose that additional issuances of common stock would result in dilution to existing shareholders.

Response:

The risk factor has been revised to disclose that additional issuance of common stock will result in dilution to existing shareholders.

Management’s Discussion and Analysis or Plan of Operations, page 16

Overview, page 16

Comment 16.

Please clarify what you mean by “low cost providers” on page 16.

Response:

The statement “low cost providers” has been removed.

United States Securities and Exchange Commission

February 9, 2011

Results of Operations, page 16

Comment 17.

We note that your discussion of line items does not provide underlying reasons for changes, and merely state the components of the change. Please provide an in-depth discussion of the Company’s results of operations that provides further analysis and insight into the facts and circumstances responsible for changes in the various categories of revenues and expenses during the periods presented in the Company’s financial statements. Your revised discussion should explain the factors responsible for any increases and/or decreases in the Company’s most significant revenue and expense categories.

Response:

The discussion of line items in the Results of Operations has been expanded to better clarify that a quarter over quarter or six month over six month analysis and discussion is not feasible as the Company was not in operation, having been formed in October 2009, for the comparative periods in the preceding year. The following disclosure has been added to the discussion related to the Results of Operations:

“TV Goods was formed and commenced operations on October 16, 2009, as a development stage company. Accordingly, year over year comparisons and analysis are not possible for the three month and six month periods ending September 30, 2010.”

Results of Operations for the Period from Inception (October 16, 2009) through March 31, 2010, page 17

Comment 18.

Please revise the second paragraph to disclose the terms of the conversion of the defaulted 12% Senior Working Capital Notes into shares of your common stock.

Response:

The second paragraph under Results of Operations for the Period from Inception (October 16, 2009) through March 31, 2010 has been modified and expanded to include the following disclosure regarding the terms of conversion of the defaulted 12% Senior Working Capital Notes:

“Due to the default status of these Notes for failure to make timely interest payments, during our first fiscal quarter, the Company entered into a series of Amendment and Exchange Agreements, modifying the terms and conditions of their 12% Senior Working Capital Notes and Revenue Participation Agreements, which totaled $687,500.

United States Securities and Exchange Commission

February 9, 2011

The terms of the Amended and Restated Senior Working Capital Notes modified the terms of the original notes providing:

•

The revenue sharing provision was waived.

•

The definition of Subsequent Financing, which triggered certain conversion provisions, was modified such that Subsequent Financing was amended to mean prior to the note maturity date, the Company closed a reverse acquisition transaction whereby the Company becomes a reporting company under the Securities Exchange Act of 1934, as amended.

•

Interest payment provisions were modified such that in the event of a redefined Subsequent Financing, interest would be paid through the maturity date, December 31, 2010, within thirty days.

•

Prepayment provisions were eliminated.

•

The partial mandatory conversion provisions were modified such that in the event of a subsequent financing, 100% of the outstanding notes shall automatically convert into common shares of the Company at the conversion price which remained unchanged at $0.0667 per share.

In May 2010, concurrent with the completion of the Merger Agreement, the Senior Working Capital Notes totaling $687,500 were converted into 10,307,345 ($0.0067 per share) common shares. Also, as provided in the amended note agreements, upon conversion, the note holders were paid interest through December 2010, the maturity date. The interest payment, made in cash, totaled $84,379.”

Business, page 21

Overview, page 16

Comment 19.

Please revise to discuss the principal products, if any, that you currently sell and the means by which you try to sell these products.

United States Securities and Exchange Commission

February 9, 2011

Response:

The text has been revised to indicate that the Company currently does not have any principal products. See also response to comment 4.

Comment 20.

Please reconcile your disclosure on page 21 that primarily all of your operations are conducted through TV Goods with your disclosure on the same page and on page 16 that all of your operations are conducted through TVG. To the extent that primarily all of your operations are conducted through one of your subsidiaries, please disclose such fact in your prospectus summary section. In addition, please discuss the operating history of your subsidiaries.

Response:

The disclosure on page 21 has been reconciled with the disclosure on page 16 to indicate that primarily all of the Company’s operations are conducted through TVG. Furthermore, the fact that primarily all of the Company’s operations are conducted through TVG has been stated on page 1. In addition, the registration statement has been amended to discuss the operating history of the Company’s subsidiaries.

Comment 21.

Please revise your disclosure on page 22 to state that it is your belief that media exposure of a direct response television campaign may reduce barriers to gain access to retail outlets.

Response:

The disclosure has been revised to state that it is the Company’s belief that media exposure of a direct response television campaign may reduce barriers to gain access to retail outlets.

Comment 22.

We note that you use manufacturing services and distribution channels to develop and market your products. If you have contracts with your suppliers and distributors, please file such agreements as exhibits to the registration statement.

Response:

The Company has no long-term contracts with suppliers or distributors. The lack of long-term agreements is disclosed under “Risk Factors” and a section has been added under “Business” disclosing the lack of supply and distribution agreements.

Recent Developments, page 22

Comment 23.

Please revise your disclosure on page 22 to remove the reference to AllStar Products Group, LLC’s other products as your non-binding agreement with AllStar Products Group, LLC covers only the BrightFeet Lighted Slippers.

United States Securities and Exchange Commission

February 9, 2011

Response:

The disclosure relating to AllStar Products has been revised to remove reference to AllStar Products’ other products. It has been further revised to update the Company’s relationship with AllStar Products.

Comment 24.

Please revise to remove the words “comfort” and “guiding” from page 22 as these terms appear to be marketing language.

Response:

The disclosure relating to the BrightFeet Lighted Slippers has been revised to remove the words “comfort” and “guiding”.

Comment 25.

We note your disclosure on page 22 that you obtained exclusive global marketing rights to BrightFeet Lighted Slippers on September 15, 2010 but that you do not anticipate entering into a definitive agreement until fiscal 2011. Please revise to clarify that your exclusive global marketing rights are dependent upon entering into a definitive agreement or advise.

Response:

The text has been substantially revised to update the status of BrightFeet Lighted Slippers.

Comment 26.

Please revise to define the term “product tooling” in the last sentence in the second to last paragraph or page 22.

Response:

The term “product tooling” has been deleted and replaced with “completing product development”.

Competition, page 23

Comment 27.

Please revise your disclosure on page 23 to state that it is your belief that “this format allows advertisers to reach an audience cost effectively while educating the consumer and rapidly creating product and brand awareness.”

Response:

The competition section has been revised substantially as certain text has been removed, including the statement referenced above. Certain text has been relocated in the prospectus under a section entitled “Industry”.

Comment 28.

Please revise this section to clarify that there is no guarantee that you will achieve the growth potential with respect to the products that you help develop. Please also revise similar disclosure elsewhere in your filing.

United States Securities and Exchange Commission

February 9, 2011

Response:

The section has been revised to clarify that there is no guarantee the Company will achieve the growth potential with respect to the products that it helps to develop. See the statement on page 23 under “Product Development”.

Comment 29.

Please remove the third and fourth sentences in the first paragraph of this section as it suggests that because some products have been successful, the products that you intend to sell will also be successful.

Response:

The sentences have been deleted.

Comment 30.

Please provide support to us for your statements on page 23 that direct response marketing accelerates the process for new products to be introduced to the consumer market, that future prospects for growth “remain favorable” and that the direct response marketing industry has experienced recent growth.

Response:

The statement relating to the statements that “direct response marketing accelerates the process for new products” and that future prospects for growth “remain favorable” and that “direct response marketing industry has experienced recent growth” have been removed.

Comment 31.

We note your disclosure on page 23 that the continued growth of satellite and cable subscribers has positioned direct response television as an effective marketing channel. Please revise this sentence to state that it is your belief.

Response:

The statement relating to continued growth of satellite and cable subscribers has positioned direct response television as an effective marketing channel has been revised to indicate that this is the Company’s belief.

Comment 32.

Please revise to explain the statement on page 23 that “the eventual technological convergence of television and the internet has removed filters between the marketer and the customers, offering new levels of interactivity and customization.”

Response:

The statement relating to “the eventual technological convergence . . . offering new levels of interactivity and customization” has been deleted.

United States Securities and Exchange Commission

February 9, 2011

Intellectual Property, page 23

Comment 33.

We note your disclosure that you have applied for U.S. trademarks for “Napkin Millionaire.” To the extent that “Napkin Millionaire” is a material part of your business, please describe “Napkin Millionaire.”

Response:

“Napkin Millionaire” is currently not a material part of the Company’s business.

Facilities, page 24

Comment 34.

We note from your disclosure that your corporate offices located in Clearwater, FL appear to have scheduled rent increases from $6,420 through 2010 to $12,850 through 2013. In this regard, please tell us how you have accounted for the escalating payments within your financial statements and how your treatment complies with the guidance outlined in ASC 840-20-25.

Response:

Rent expense for the Company’s Clearwater, Florida facility, an operating lease, is being recognized over the lease term as the contractual payments become payable under the lease terms. The amount of the rental fees or increases is not dependent on future events or other contingent rental criteria as provided in ASC 840-20-25. Further, there is no agreement regarding eventual purchase of the property, supply agreements, residual value guarantees or rental costs associated with construction on the facility.

The Company had no capital leases for any period reported.

Comment 35.

Furthermore, please revise your notes to include a schedule detailing the minimum future rental payments on your non-cancelable operating and capital leases, if any, as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. Also, please disclose rent expense for each year an income statement is presented.

Response:

In response to the Staff’s comment, the following disclosure has been added to the notes to the financial statements and Managements Discussions and Analysis:

“On January 20, 2010, the Company entered into a lease for our 10,500 sq. ft. headquarters facility in Clearwater, Florida. Terms of the lease provided for base rent payments of $6,420 per month for the first six months; a base rent of $8,025 per month for the next 18 months and $12,850 per month from January 2012 through February 2013.

United States Securities and Exchange Commission

February 9, 2011

At September 30, 2010, our lease obligations were as follows:

	Operating Leases	Capital Leases

Year 1	$96,300	$--
Year 2	144,550	--
Year 3	64,250	--
Year 4	--	--
Year 5	--	--
	$305,100	$--

Lease expenses recognized by the Company, all attributable to its headquarters facilities totaled $24,075 and $43,335 for the month and six month periods ending September 30, 2010.”

Management, page 25

Executive Officers, page 25

Comment 36.

Please provide support to us that Mr. Harrington is widely acknowledged as the pioneer and principal architect of the infomercial industry. Alternatively, remove this sentence.

Response:

Mr. Harrington’s biography has been revised to delete the sentence claiming that Mr. Harrington is “widely acknowledged as the pioneer and principal architect of the infomercial industry”.

Comment 37.

Please remove the fourth and fifth sentences from the description of Mr. Harrington’s business experience section on page 25 as these sentences seem to go beyond the scope of Item 401(e)(1) of Regulation S-K.

Response:

The fourth and fifth sentences from the description of Mr. Harrington’s business experience have been deleted.

Comment 38.

We note your disclosure that the Shark Tank has been renewed for a second season to air in 2011. Please disclose whether Mr. Harrington will be working on the second season or Shark Tank and add a risk factor disclosing the risk of having your senior executive officer and chairman dividing his time between you and another business. Alternatively, remove the disclosure.

Response:

Reference to the renewal of Shark Tank has been removed.

United States Securities and Exchange Commission

February 9, 2011

Comment 39.

Please remove statements about Mr. Harrington’s business experience that are subjective and cannot be measured. For example, on page 25 you state that he has been instrumental in over 500 product launches. Alternatively, explain his role in these product launches and provide the related support for such disclosure.

Response:

Statements about Mr. Harrington’s business experience that are subjective and cannot be measured have been removed from Mr. Harrington’s biography.

Directors, page 26

Comment 40.

Please provide support to us that Mr. Cimino developed the forms and contracts that are now commonplace in the direct response industry.

Response:

Mr. Cimino’s biography has been revised to eliminate the statement relating to Mr. Cimino developing forms and contracts that are commonplace in the direct response industry.

Code of Ethics, page 27

Comment 41.

Please state whether the code of ethics you have adopted is currently available on your website or filed as an exhibit with your annual report.

Response:

Disclosure under “Code of Ethics” has been revised to indicate the Company’s code of ethics is filed as an exhibit to its annual report for the year ended February 28, 2009.

Involvement in Certain Legal Proceedings, page 28

Comment 42.

Please remove the words “to the best of our knowledge” from this section as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in the registration statement.

Response:

The words “to the best of our knowledge” have been deleted from the discussion of involvement in certain legal proceedings.

Executive Compensation, page 29

Comment 43.

Please revise to include the compensation paid to the individuals that served as your named executive officers and directors prior to the share exchange.

United States Securities and Exchange Commission

February 9, 2011

Response:

The executive compensation table has been revised to include the compensation paid to the individuals that served as the Company’s named executive officers prior to the merger.

Certain Relationships and Related Transactions, page 30

Comment 44.

Please describe your policies and procedures for the review, approval, or ratification of any transaction as required by Item 404(b) regarding transactions with related persons.

Response:

The certain relationships and related transactions section has been revised to describe the Company’s policies and procedures for the review, approval or ratification of any transaction as required by Item 404(b) regarding transactions with related persons.

Description of Securities, page 33

Comment 45.

Please revise to attribute the statement in the last sentence of the second paragraph to legal counsel as it is a legal conclusion. Alternatively, please remove the statement.

Response:

The legal conclusion disclosed under the description of securities has been removed.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 46.

Please add “a development stage company” next to the company’s name in the auditor’s opinion.

Response:

The Report of Independent Registered Public Accounting Firm has been modified adding “a development stage company” following the Company’s name in the auditor’s opinion.

Comment 47.

We note in the second Risk Factor on page 8 you discuss that since inception and through September 30, 2010, you have continued to operate at a loss, and the report of your independent registered public accounting firm on your financial statements for the period ended March 31, 2010 includes an explanatory paragraph indicating that these conditions raise substantial doubt about your ability to continue as a going concern. However, we note that your auditors’ report for TV Goods as of March 31, 2010 contains no such explanatory paragraph. Please correct this discrepancy in your next amendment.

United States Securities and Exchange Commission

February 9, 2011

Response:

The Company has removed the reference to “going concern” from its risk factor on page 8. Please also see response to Staff’s comment number 6.

Financial Statements for the period of inception (October 16, 2009) to March 31, 2020

Consolidated Statement of Operations, page F-17

Comment 48.

We note the goodwill impairment of $320,000, and your disclosure in MD&A regarding the fact that during your first fiscal quarter on 2011, the Company evaluated the goodwill recognized related to its merger transaction completed in May 2010, totaling $320,000, and determined that goodwill was impaired and the entire balance was written off during the quarter. Please note that with respect to the reverse merger, we believe that it should have been treated as a recapitalization transaction at the historical cost basis of the net assets acquired. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. The net assets acquired would not be adjusted to fair value since no “business” is actually being acquired and no goodwill would be recognized in the transaction. In this regard, we believe you should revise your presentation in the Company’s financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above.

Response:

The Company respectfully takes exception to the Staff statement that no “business” was actually acquired. While the Company recognized a goodwill impairment following the transaction, at the time of the transaction, the Company operated a business. Although the Company generated limited revenues, the Company conducted operations to support activities in the wholesale distribution of ladies handbags. Furthermore, at the time of the transaction with TV Goods the Company had unsold inventory on hand. As well, in each filing with the SEC (prior to the TV Goods transaction), the Company represented it had a “business”. The determination to write off the

United States Securities and Exchange Commission

February 9, 2011

goodwill was based on economics and not as to whether there was a “business”. While TV Goods is in the product sales and distribution business, management subsequently determined that the acquired business and associated inventory on hand did not necessarily fit with its business model and it was not economically prudent to commit financial resources to that business. Accordingly, based on the economics of the operations with the Company prior to TV Goods, management made the determination to write off the goodwill.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-20

Share-based payments, page F-24

Comment 49.

Please revise your footnote to include all disclosures required by ASC 718-10-50 given that you adopted the 2010 Executive Equity Incentive Plan and 2010 Non Executive Equity Plan subsequent to the year-ended March 31, 2010 and have had significant grants of stock options since the adoption of the plans.

Response:

The footnote disclosures relating the Share-Based Payments have been revised and expanded in accordance with the guidance provided in ASC 718-10-50. The expanded disclosures now read as follows (with modifications highlighted):

Share-Based Payments

We recognize share-based compensation expense on stock option awards. Compensation expense is recognized on that portion of option awards that are expected to ultimately vest over the vesting period from the date of grant. All options granted vest over their requisite service periods ranging from: 6 months (50% vesting); 12 months (25% vesting) and 18 months (25% vesting). We granted no stock options or other equity awards which vest based on performance or market criteria. We have applied an estimated forfeiture rate of 10% to all invested share-based awards as of September 30, 2010, which represents that portion we expect will be forfeited over the vesting period. We reevaluate this analysis periodically and adjust our estimated forfeiture rate as necessary.

In May 2010, the Company adopted its 2010 Executive Equity Incentive Plan and 2010 Non Executive Equity Incentive Plan. In May 2010, the Board of Directors of TV Goods granted 12,000,000 options and 9,000,000 options, respectively, under these plans and such options were exchanged for Company options under the Merger Agreement. On July 15, 2010, the Company issued an additional 1,000,000 shares under the non Executive Equity Incentive Plan under terms similar to the May 2010 grant. The weighted-average grant-data fair value of these awards was

United States Securities and Exchange Commission

February 9, 2011

$880,000. We utilized the Black-Scholes option pricing model to estimate the fair value of our stock options. Calculating share-based compensation expense requires the input of highly subjective judgment and assumptions, including estimates of expected life of the award, stock price volatility, forfeiture rates and risk-free interest rates. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

The following table includes the assumptions used for options granted during the six months ended September 30, 2010. Stock-based compensation expense recognized totaled $280,503 and $369,753 for the three months and six months ended September 30, 2010, respectively, which has been allocated to general and administrative expenses. Options granted during the quarter ended June 30, 2010 were the first options issued by the Company.

Dividend yield	0%
Expected volatility	79%
Risk free interest rate	2.08%
Estimated holding period (years)	5

Information related to options granted under both our option plans at September 30, 2010 and for the six month period then ended is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding at March 31, 2010	—	$—	—	$—
Granted	22,000,000	0.075	4.67	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at September 30, 2010	22,000,000	$0.075	4.67	$1,870,000
Exercisable at September 30, 2010	—	—	—	—

No tax benefits are attributable to our share based compensation expense recorded in the accompanying condensed financial statements because we are in a net operating loss position and a full valuation allowance is maintained for all net deferred tax assets. For stock options, the amount of the tax deductions is generally the excess of the fair market value of our shares of common stock over the exercise price of the stock options at the date of exercise.

United States Securities and Exchange Commission

February 9, 2011

Note 3 – Private Placement, page F-27 and Note 7-Subsequent Events, page F-31

Comment 50.

We note that warrants were issued in connection with the private placements. Please tell us and revise the notes to your financial statements to explain how you valued and accounted for the issuance of the warrants. If no value was assigned to the warrants issued, please explain in detail why you believe the treatment used was appropriate, and to indicate the method used to calculate the number of shares that will be issued upon the exercise of the warrants. In addition, please provide all disclosures required by ASC 718-10-50 for the issuance of warrants subsequent to year-ended March 31, 2010. We may have further comment upon reviewing your response.

Response:

Warrants issued in connection with the Company’s 2010 Private Placement and October 2010 Private Placement were treated as an equity transaction with no separate accounting recognition or valuation being attributed to the warrants contained in the Units sold. The transaction did not contain a security which would require relative fair value analysis or recognition of a discount or beneficial conversion feature requiring accretion of interest expense or recognition of a related dividend. The number of warrants issued with the Units offered was determined through arms-length discussions with investors.

Warrants issued to Columbia Capital Securities, Inc., as described under Subsequent Events, will result in no entry as they represented a placement agent’s fee in a financing transaction. The fair value of the associated security would result in both a debit and credit in the same amount to additional paid-in capital.

Note 4 – Related Party Transactions, page F-27

Comment 51.

In the third to the last Risk Factor, we note that your officers and directors own approximately 60% of the issued and outstanding common stock and as such could elect all directors, and dissolve, merge or sell your assets or otherwise direct your affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control; impede a merger, consolidation, takeover or other business combination involving the Company, which, in turn, could depress the market price of your common stock. Please add disclosure in the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to

United States Securities and Exchange Commission

February 9, 2011

exercise significant influence or control over the Company’s operations Refer to the requirements of ASC 850-10-50-1.

Response:

Note 4 – Related Party Transactions to our consolidated condensed financial statements has been amended and expanded to include the following disclosure pursuant to the provisions of ASC 850-10-50-1:

“The current officers and directors of the Company own or beneficially control approximately 129,406,667 common shares representing approximately a 60% ownership interest. Accordingly, they are in a position to elect all new directors and dissolve, merge or sell our assets or otherwise direct our affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control; impede a merger, consolidation takeover or other business combination involving the Company, which, in turn, could depress the market price of our common stock.

Subject to the successful completion of a pending registration of shares including the exercise of 111,950,000 common shares underlying warrants and an additional 10,400,000 common shares underlying the related Placement Agent Option, the current officers and directors’ ownership would drop to less than 40%. While not a majority ownership position, this would allow the current management to exercise significant influence over control of the Company’s operations.”

Comment 52.

We note from your disclosures that in May 2010, loans from the Chief Executive Officer were formalized through the issuance of a convertible promissory note. Please tell us and revise the notes to the Company’s financial statements to indicate how the conversion price was calculated or determined and how the conversion feature was accounted for in the Company’s financial statements.

Response:

On May 25, 2010, the Company formalized a series of loans made by Steven Rogai, chief executive officer, totaling $107,000 as of the note date. The funds were originally contributed by Mr. Rogai prior to March 31, 2010, to meet the day-to-day operational needs of the Company.

Given the related note contained a conversion feature into common stock, a beneficial conversion feature was recognized utilizing the Black-Scholes-Merton pricing model. The variables used in this calculation, as described in ASC 718-10-55-11, were included in the

United States Securities and Exchange Commission

February 9, 2011

footnote disclosure, although the pricing model (Black-Scholes-Merton) was incorrectly omitted from the disclosure. The footnote has been amended to include a description of the pricing model utilized.

The fair value of the conversion feature was calculated at $0.04 per share. As a result, the note discount was calculated to be $57,067 ($107,000/$0.075 x $0.04). As Mr. Rogai was able to immediately convert the note, the entire discount was recognized as interest expense.

The conversion price of $0.075 per share was determined based on the most recent arms-length share purchase including the conversion price on the Company’s 12% Senior Working Capital Notes.

Note 5 – Notes Payable, page F-29

Comment 53.

We note that the 12 % Senior Working Capital Notes were in default at March 31, 2010, and as a result of becoming immediately callable, the unaccreted balances and Note discount were charged to interest expense. During the first fiscal quarter, the Company entered into a series of Amendment and Exchange Agreements, modifying the terms and conditions of their 12% Senior Working Capital Notes and Revenue Participation Agreements, which totaled $687,500. In May 2010, concurrent with the completion of the Merger Agreement, the Senior Working Capital Notes totaling $687,500 were converted into 10,307,345 common shares. Also, as provided in the amended note agreements, upon conversion, the note holders were paid interest through December 2010, the maturity date. The interest payment, made in cash, totaled $84,379. Please tell us and expand your disclosure to describe in detail, all the facts and circumstances, including the terms surrounding the conversion and how it was accounted for in the company’s financial statements. We may have further comment upon reviewing your response.

Response:

Note 5 – Notes Payable has been expanded to elaborate on the terms surrounding the conversion of the Company’s 12% Senior Working Capital Notes. Specifically, the Note now explains the conversion price of the Note is $0.0667 per share, resulting in the issuance of 10,307,345 shares of common stock. Further, the disclosure describes the accounting treatment accorded, including the period in which the associated treatment was recorded, of the charges to interest expense for both the Note discount and final interest payment as follows:

United States Securities and Exchange Commission

February 9, 2011

“In May 2010, concurrent with the completion of the Merger Agreement, the Senior Working Capital Notes totaling $687,500 were converted, at the contractual agreed upon rate of $0.0667 per share, resulting in the issuance of 10,307,345 common shares. Also, as provided in the amended note agreements, upon conversion, the note holders were paid interest through December 31, 2010, the maturity date. Actual interest earned prior to conversion plus the additional interest through the maturity date totaled $84,379. The entire interest payment was paid in cash and charged to interest expense in May 2010.”

Note 7 – Subsequent Events, page F-31

Comment 54.

Reference is made to your disclosures regarding the purchase of membership interests for $500,000 in connection with the Sleek Agreement. Please tell us and expand your disclosure to discuss your planned accounting treatment for such membership interests within your financial statements and explain why you believe such treatment is appropriate. As part of your response, discuss any authoritative guidance you relied upon which supports the basis your conclusions.

Response:

Under the provisions of the Sleek Agreement, the Company is purchasing a 5% ownership interest in that company. According to the guidelines provided in ASC 323-10, as the ownership interest is below the 20% threshold, there is no presumption of significant influence. The agreement does not provide for the Company to significantly influence the investee directly or indirectly, as provided in ASC 323-10, nor is there evidence to the contrary. Accordingly, the Company intends to account for its investment in Sleek under the Cost Method.

Please note, the Company is aware that if circumstances change such that the Cost Method no longer is the appropriate treatment, e.g., significant increase in investment/ownership or influence, the method of accounting will be challenged for possible use of the Equity Method or consolidation, if appropriate. Further, in the event the Equity Method is indicated, the Company’s carrying value will be adjusted for the Company’s share of past results of the investee’s (Sleek’s) operations.

United States Securities and Exchange Commission

February 9, 2011

This disclosure, associated with the Company’s investment in Sleek Audio, LLC, has been expanded to address the planned accounting treatment for the investment under the Cost Method as provided in ASC 323-10.

Comment 55.

Reference is made to your disclosure regarding the binding MOU with Omni Reliant Holdings in which you agreed to purchase the rights and properties to a line of cleaning and cleaning related products in consideration of $250,000 in cash and common shares with a fair value of $250,000. Please tell us and expand your footnote to disclose your planned accounting treatment for such rights within your financial statements and explain why you believe such treatment is appropriate. As part of your response, discuss any authoritative guidance that you relied upon which supports the basis for your conclusions.

Response:

As of the date of this response to the Staff’s comment, the Company has not as yet entered into a definitive agreement with Omni Reliant Holdings, Inc. to purchase all rights and properties associated with the Professor Amos Wonder Products line of cleaning products. The Company may never complete the successful negotiations for this line of products.

In response to the Staff’s comment, if the Company were to enter into the proposed transaction, it would be accounted for as a licensing agreement, an intangible other than goodwill, under the provisions of ASC 350-30-45. Accordingly, the intangible asset would be presented on the balance sheet as a separate line item (ASC 350-30-45-1) and amortized over its expected useful life. Amortization expense and/or impairment losses will be presented in the income statement line items within continuing operations pursuant to the requirements of ASC 350-30-45-2. Appropriate disclosure would also be made for related royalty payments.

Other

Comment 56.

In a Form 8-K filed November 26, 2010, you disclose that, prior to the Corporation’s merger with TV Goods Holding Corporation (“TV Goods”), TV Goods advanced $135,000 (the “Advance”) to TV Goods.com, LLC (“TVG”). Tim Harrington, the brother of the Corporation’s chairman, Kevin Harrington, is an officer of TVG. At November 22, 2010 the current outstanding amount of the Advance with accrued interest was $151,400.55. Effective November 23, 2010 (the “Effective Date”) Kevin Harrington satisfied the Advance by returning 841,114 shares of the

United States Securities and Exchange Commission

February 9, 2011

Corporation’s common stock (the “Shares”) held by Kevin Harrington to the Corporation’s treasury. The Shares were cancelled. The Shares were valued at $0.18 per share which is the market price as of November 22, 2010, as reported by the OTCBB, the date immediately preceding the Effective Date. The Corporation accepted the Shares in full satisfaction of the Advance. Please revise your subsequent events footnote to include your accounting for this transaction.

Response:

While the transaction occurred subsequent to the filing date, the Company’s Note 7 – Subsequent Events footnote has been amended to include the November 23, 2010 repayment of advances by the Company to TV Goods.com LLC by Mr. Harrington.

Undertakings, page II-5

Comment 57.

Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Response:

The undertakings section has been revised to comply with Item 512(a) of Regulation S-K.

Signatures, page II-6

Comment 58.

Please revise to have Mr. Rogai sign in his individual capacity as the principal executive officer, principal financial officer, and principal accounting officer.

Response:

The signature page has been revised to have Mr. Rogai sign in his individual capacity as the principal executive officer, principal financial officer and principal accounting officer.

Exhibit List

Comment 59.

Please revise the Exhibit List to include all exhibits in your registration statement.

Response:

The exhibit list has been revised to include all the exhibits included in the registration statement.

United States Securities and Exchange Commission

February 9, 2011

Exhibit 3.3

Comment 60.

Please include the amendment to your articles of incorporation dated August 5, 2010 in your next amendment to your Form S- 1. We note that you list this document as being incorporated by reference to your Schedule 14C Definitive Information Statement filed on July 8, 2010.

Response:

Amendment 1 to the Registration Statement includes the amendment to the Company’s articles of incorporation dated August 5, 2010.

Form 8-K Filed on June 4, 2010

Comment 61.

We note that you indicate under Item 9.01(b) of the Form 8-K that pro forma financial information was to be filed; however, we were unable to find the related amended Form 8-K. In this regard, please file the requisite pro forma information or advise us of why you believe such information was not required to be filed. We may have further comment upon reviewing your response.

Response:

The Form 8-K filed on June 4, 2010, included financial information for TV Goods Holding Corporation as of and for the period ended March 31, 2010. Subsequent to the filing of the Form 8-K and in accordance with SEC reporting obligations, the Company filed a quarterly report for the period ended June 30, 2010, which reflected the surviving entity approximately 30 days subsequent to the closing of the reverse merger. Pro forma financial information at the closing of the reverse merger is substantially the same as the information presented in the Form 10-Q quarterly report. The Company has not provided any pro forma information since such pro forma information will not provide any meaningful information. However, at the request of the Staff, the Company is prepared to (i) amend its Form 8-K to include the pro forma financial information or (ii) include the pro forma information under a subsequent report.

Form 10-K for Fiscal year Ended February 28, 2010

Directors, Executive Officers, Control Persons, and Corporation Governance, page 8

Director Compensation, page 10

Comment 62.

Please confirm that in future filings you will include a director compensation table and disclose your compensation of directors pursuant to Item 402(r) of Regulation S-K.

United States Securities and Exchange Commission

February 9, 2011

Response:

The Company confirms that future From 10-K filings will include a director compensation table and disclosure pursuant to Item 402(r).

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm